================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

                                   ----------


================================================================================

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO


COMMISSION FILE NUMBER 1-15157

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                         PACTIV CORPORATION THRIFT PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PACTIV CORPORATION
                              1900 WEST FIELD COURT
                              LAKE FOREST, IL 60045


================================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Pactiv Corporation Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Pactiv Corporation Thrift Plan (formerly, the Tenneco Thrift
Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the supplemental schedules referred to below are the responsibility of the Pactiv Corporation Benefits Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Pactiv Corporation Thrift Plan (formerly, the Tenneco Thrift Plan) as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999, included as Schedule I, and reportable transactions - series of transactions for the year ended December 31, 1999, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
June 12, 2000

                         PACTIV CORPORATION THRIFT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998



                                                                                          1999             1998
                                                                                      ------------     ------------
ASSETS:
   Investments, at fair value-
     Corporate securities-
       Pactiv Corporation common stock                                                $ 42,470,703     $         --
       Tenneco Automotive Inc. common stock (formerly, Tenneco Inc.
         common stock)                                                                   7,755,831      119,871,236
       El Paso Energy common stock                                                       8,137,662       11,122,649
       Newport News Shipbuilding Inc. common stock                                       5,822,081       10,652,879
                                                                                      ------------     ------------
                                                                                        64,186,277      141,646,764
     Collective trust funds-
       BZW Barclays Equity Index Fund                                                   67,891,099       56,027,686
       BZW Barclays U.S. Debt Market Index Fund                                          6,968,963        9,125,071
       Other                                                                                    --        3,449,424
                                                                                      ------------     ------------
                                                                                        74,860,062       68,602,181
     Registered investment companies-
       Fidelity Growth Company Fund                                                    119,218,324       60,885,776
       INVESCO Value Trust Total Return Fund                                            14,178,495       15,661,215
       Putnam New Opportunities Fund                                                    56,252,806       30,317,365
       Templeton Foreign Fund                                                           10,711,975        6,554,164
       Other                                                                                    --        9,191,903
                                                                                      ------------     ------------
                                                                                       200,361,600      122,610,423

     Pooled separate accounts                                                                   --        3,703,077
     Guaranteed investment contracts                                                            --          687,003
     Nations Cash Reserves                                                              91,948,554       93,101,850
     Bankers Trust Pyramid Directed Account Cash Fund                                    2,609,515        4,473,267
     Participant loans receivable                                                        8,412,203        9,715,389
                                                                                      ------------     ------------
                               Total investments                                       442,378,211      444,539,954

   Receivables-
     Employees' contributions                                                                   --          995,173
     Employers' contributions                                                            1,948,448          888,716
     Accrued interest and dividends                                                        479,637          505,993
     Due from broker                                                                       365,617          318,272
     Due from affiliated plan                                                              285,714               --
                                                                                      ------------     ------------
                               Total receivables                                         3,079,416        2,708,154
   Cash, noninterest bearing                                                                 1,338               21
                                                                                      ------------     ------------
                               Total assets                                            445,458,965      447,248,129
LIABILITIES:
   Due to broker                                                                           604,346          813,217
                                                                                      ------------     ------------
                               Total liabilities                                           604,346          813,217
                                                                                      ------------     ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                $444,854,619     $446,434,912
                                                                                      ============     ============


       The accompanying notes to financial statements are an integral part of these financial statements.

                         PACTIV CORPORATION THRIFT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999



NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                         $ 446,434,912
                                                                                  -------------

ADDITIONS:
   Dividends-
     Tenneco Inc. common stock                                                        3,368,700
     Other corporate securities                                                         263,797
     Registered investment companies                                                 18,308,581
                                                                                  -------------
                          Total dividends                                            21,941,078
   Interest                                                                             397,821
   Repayment of loan interest                                                           674,132
                                                                                  -------------
                                                                                     23,013,031
   Net appreciation (depreciation) in fair value of investments-
     Corporate securities                                                           (81,837,421)
     Collective trust funds                                                          12,077,273
     Registered investment companies                                                 62,800,982
                                                                                  -------------
                          Total net depreciation in fair value of investments        (6,959,166)
                                                                                  -------------
                          Net investment income                                      16,053,865
   Contributions-
     Employees                                                                       22,393,763
     Employers                                                                       19,501,273
     Rollovers                                                                          892,627
                                                                                  -------------
                          Total contributions                                        42,787,663
                                                                                  -------------
                          Total additions                                            58,841,528
                                                                                  -------------
DEDUCTIONS:
   Withdrawals                                                                       54,118,186
   Administrative expenses                                                              507,080
   Transfer to other plans (Note 7)                                                   5,796,555
                                                                                  -------------
                          Total deductions                                           60,421,821
                                                                                  -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                               $ 444,854,619
                                                                                  =============


       The accompanying notes to financial statements are an integral part of this financial statement.

                         PACTIV CORPORATION THRIFT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


1.   DESCRIPTION OF THE PACTIV
     CORPORATION THRIFT PLAN:

The following description of the Pactiv Corporation Thrift Plan (the Thrift
Plan) (formerly, the Tenneco Thrift Plan) provides only general information. Participants should refer to the Thrift Plan document for a more complete description of the Thrift Plan's provisions.

Reorganization of Sponsor

During 1998, the board of directors of Tenneco Inc. authorized management to develop a broad range of strategic alternatives to separate the automotive, paperboard packaging and specialty packaging businesses. Subsequently, Tenneco Inc. completed the following actions:

a. In January 1999, Tenneco Inc. announced an agreement to contribute the containerboard business to a new joint venture with an affiliate of Madison Dearborn Partners. The transaction closed in April 1999. Tenneco Inc. retained a 43 percent interest in the joint venture, Packaging Corporation of America (PCA).

b. In April 1999, Tenneco Inc. announced an agreement to sell the folding carton operations to Caraustar Industries (the Caraustar Sale). This transaction closed in June 1999. The folding carton operations and the containerboard business together represented the paperboard packaging business.

c. On November 4, 1999, Tenneco Inc. completed the spin-off of the common stock of Tenneco Packaging Inc., now known as Pactiv Corporation, to Tenneco Inc. shareholders (the Spin-Off). As a result of the Spin-Off, Tenneco Inc. shareholders received one share of Pactiv Corporation common stock for each share of Tenneco Inc. common stock held as of the close of business on October 29, 1999. Pactiv Corporation included all of the businesses that made up the specialty packaging segment as well as the remaining interest in PCA and the administrative services operation.

d. Immediately following the Spin-Off, Tenneco Inc. was renamed Tenneco Automotive Inc. On November 5, 1999, Tenneco Automotive Inc. completed a reverse stock split. Every five shares of Tenneco Inc. common stock were converted into one share of Tenneco Automotive Inc. common stock.

In conjunction with the Spin-Off, Pactiv Corporation assumed sponsorship of the Tenneco Thrift Plan from Tenneco Inc., and the Tenneco Thrift Plan was renamed the Pactiv Corporation Thrift Plan. For purposes of these financial statements, "Employers" refers to Tenneco Inc. and its subsidiaries that had adopted the Thrift Plan prior to the Spin-Off and to Pactiv Corporation, Tenneco Automotive Inc., PCA and their subsidiaries that continued to participate in the Thrift Plan for a limited period subsequent to the Spin-Off.

General

The Thrift Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility and Contributions

Employees are eligible to participate in the Thrift Plan the first day of the month following the completion of one year of service.

Eligible employees electing to participate in the Thrift Plan may make contributions by payroll deduction of not less than 4 percent nor greater than 8 percent of their base salary, with such contributions limited to $10,000 for 1999. The Employers contribute on behalf of the participant an amount up to the participant's contribution according to the following percentages of the participant's base salary, based on the number of years of participation in the Thrift Plan: 4 percent--through three years; 5 percent--over three through five years; 6 percent--over five through seven years; and 8 percent--over seven years. Subsequent to the Spin-Off, employees of Tenneco Automotive Inc. receive a matching contribution of 100 percent up to 8 percent of the employee's compensation.

Employers' contributions are invested in the applicable Employers' common stock, except for PCA employees whose Employer contributions are invested at the direction of the employee into the available investment options other than the Employers' common stock. The Employers' matching contributions and the related earnings made after January 1, 1993, must remain in the form of the applicable Employers' common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

Investment Options

Each participant has the right upon enrollment to select the funds in which the balance in the participant's account, excluding certain Employer contributions, will be invested. During 1999, participants can invest in two common collective trusts, four registered investment companies and a money market fund. Prior to the Spin-Off, participants could also invest in Tenneco Inc. common stock. Subsequent to the Spin-Off, employees transferring to Pactiv Corporation can invest in Pactiv Corporation common stock and employees remaining with Tenneco Automotive Inc. can invest in Tenneco Automotive Inc. common stock. Employees of PCA subsequent to the formation of the joint venture may no longer invest new monies in the Employers' common stock. Monies pending purchase in each of the investment options is temporarily invested in the Banker's Trust Pyramid Directed Account Cash Fund.

Shares of Newport News Shipbuilding Inc. common stock, received through a 1996 distribution to Tenneco Inc. shareholders, and El Paso Energy (formerly, El Paso Natural Gas Company) common stock, received through a 1996 merger transaction through an affiliate of Tenneco Inc., are held in separate funds; however, participants cannot direct contributions or fund transfers to these funds. Dividends earned by these funds are invested in Nations Cash Reserves.

Vesting

All participants are 100 percent vested in their entire account balance in the Thrift Plan.

Withdrawals and Participant Loans

Upon retirement or other termination of employment, the participant may receive the value of his account as a lump-sum distribution. A participant who has attained age 55 may request an in-service withdrawal. If a participant has not attained age 59-1/2, he may elect to withdraw all or part of his account balance, reduced by the portion of his account balance attributable to employee contributions. A participant who has not attained age 55 may request an in-service withdrawal of his employee contributions made prior to April 1, 1984, and any Employers' matching contributions credited to his account prior to January 1, 1993. Plan equity as of December 31, 1999 and 1998, includes amounts pending distribution to participants of $705,875 and $1,043,600, respectively (see Note 5).

Active participants and certain other individuals who have not had a loan during the previous three months may obtain a loan with a term not to exceed 54 months from his account. The borrower may have only one loan outstanding at any time, and the amount of the loan may not be less than $1,000 and shall not exceed the lesser of (a) $50,000 or (b) one-half the borrower's account balance. The loan interest rate is equal to the Wall Street Journal Prime Rate. Loan principal and interest repayments are made through payroll deductions.

Administration

The Thrift Plan is currently administered by the Pactiv Corporation Benefits Committee (the Committee), formerly known as the Tenneco Benefits Committee. Bankers Trust Company serves as trustee of the Thrift Plan Trust (the Trust).

2.   SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Thrift Plan are presented on the accrual basis of accounting. The investments of the Thrift Plan are generally reported at quoted market value. Collective trust funds and pooled separate accounts are valued by reference to published market data, as available, of the underlying assets. Guaranteed investment contracts were carried at contract value which approximated fair value. Participant loans receivable are reported at cost which approximates fair value.

Earnings

Individual participants' accounts are credited daily with investment earnings and losses. Investment earnings and losses are credited based upon the number of units held in an individual participant's account and the fair value per unit based upon the net asset value or share price of the underlying securities at the close of business each day.

Expenses

Substantially all administrative expenses are paid by the Thrift Plan. These expenses include record-keeping, audit and trustee fees.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Adoption of Statement of Position 99-3

The Accounting Standards Executive Committee issued AICPA Statement of Position
(SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. During 1999, the Thrift Plan adopted SOP 99-3 and, as such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

3.   NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets relating to the nonparticipant-directed investments is as follows as of December 31, 1999 and 1998:

                                                 1999            1998
                                             -----------     -----------
Pactiv Corporation common stock              $22,774,732     $        --
Tenneco Automotive Inc. common stock
   (formerly, Tenneco Inc. common stock)       4,208,384      60,217,935
Bankers Trust Pyramid Directed Account
   Cash Fund                                     691,955       1,016,598
Employer's contribution receivable             1,948,448         888,716
Accrued interest                                   3,118          17,977
Option transfers receivable                           --          43,605
                                             -----------     -----------

                      Net assets             $29,626,637     $62,184,831
                                             ===========     ===========

The significant components of the change in net assets relating to the nonparticipant-directed investments for the year ended December 31, 1999, are as follows:

Investment income-
   Interest and dividends                            $  1,610,551
   Net depreciation in fair value of investments      (42,434,912)
                                                     ------------
                                                      (40,824,361)

   Employers contributions                             15,332,985
   Interfund transfers                                   (227,276)
   Withdrawals                                         (6,217,858)
   Transfer to other plans (Note 7)                      (621,684)
                                                     ------------

                      Decrease in net assets         $(32,558,194)
                                                     ============

4.   RISKS AND UNCERTAINTIES:

The Thrift Plan provides for investment in corporate securities, collective trust funds, registered investment companies and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

5.   RECONCILIATION OF FINANCIAL
     STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 1999 and 1998:

                                                                             1999               1998
                                                                        -------------      -------------
Net assets available for plan benefits per the financial statements     $ 444,854,619      $ 446,434,912
   Less- Amounts allocated to withdrawing participants                       (705,874)        (1,043,600)
                                                                        -------------      -------------
Net assets available for plan benefits per the Form 5500                $ 444,148,745      $ 445,391,312
                                                                        =============      =============

The following is a reconciliation of withdrawals per the financial statements to the Form 5500 for the year ended December 31, 1999:

Withdrawals per the financial statements                                        $ 54,118,186
   Add- Amounts allocated to withdrawing participants at December 31, 1999           705,874
   Less- Amounts allocated to withdrawing participants at December 31, 1998       (1,043,600)
                                                                                ------------

Withdrawals per the Form 5500                                                   $ 53,780,460
                                                                                ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

6.   FEDERAL INCOME TAXES:

The Thrift Plan obtained its latest determination letter on August 19, 1996, in which the Internal Revenue Service stated that the Thrift Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the IRC). The Thrift Plan has been amended since receiving the determination letter. However, the Committee believes that the Thrift Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Committee believes that the Thrift Plan was qualified and the related trust was tax-exempt as of the financial statement date.

7.   TRANSFERS TO OTHER PLANS:

Effective January 1999, Newport News Shipbuilding Inc. (Newport News) Tenneco Business Services (TBS) participants were allowed to either transfer their participant account balances from the Thrift Plan to an existing Newport News plan or to keep their participant account balances in the Thrift Plan. On January 20, 1999, the Newport News TBS employees transferred approximately $2,700,000 to the Newport News plan.

In conjunction with the Caraustar Sale, the folding carton operations participants were allowed to either transfer their participant account balances from the Thrift Plan to an existing Caraustar Plan or to keep their participant account balances in the Thrift Plan. On November 30, 1999, the folding carton operations participants transferred approximately $3,100,000 to the Caraustar plan.

8.   TERMINATION OF THE THRIFT PLAN:

Although Pactiv Corporation intends to continue the Thrift Plan indefinitely, they reserve the right to terminate the Thrift Plan or withdraw from participation in the Thrift Plan. Any assets which are not allocated to the accounts of participants upon the complete termination of the Thrift Plan, or complete discontinuance of contributions, will be allocated among all of the participants' accounts pro rata on the basis of their respective balances.

9.   PARTY IN INTEREST:

The Thrift Plan invests in shares of the Bankers Trust Pyramid Directed Account Cash Fund which is managed by Bankers Trust. Bankers Trust is the trustee and, therefore, these transactions qualify as party-in-interest transactions.

10.  SUBSEQUENT EVENTS:

In February 2000, PCA employees began participating in a newly established PCA plan and their associated Thrift Plan account balances totaling $10,900,000 were transferred to the PCA plan. In addition, in February 2000, Tenneco Automotive Inc. employees began participating in a newly established Tenneco Automotive Inc. plan and their associated Thrift Plan account balances totaling $16,900,000 were transferred to the Tenneco Automotive Inc. plan.

                                                                      SCHEDULE I


                         PACTIV CORPORATION THRIFT PLAN


                           SCHEDULE OF ASSETS HELD FOR
                               INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999


                                                                                                               Shares or
               Identity of Issue                                     Description of Asset                      Face Value
----------------------------------------------   ---------------------------------------------------------     -----------
Pactiv Corporation*                              Pactiv Corporation common stock                                 3,997,243
Tenneco Automotive Inc.                          Tenneco Automotive Inc. common stock                              832,841
El Paso Energy Company                           El Paso Energy common stock                                       209,666
Newport News Shipbuilding Inc.                   Newport News Shipbuilding Inc. common stock                       211,712
BZW Barclays Global Investors                    BZW Barclays Equity Index Fund                                  1,669,644
BZW Barclays Global Investors                    BZW Barclays U.S. Debt Market Index Fund                          499,210
Fidelity Investment Institutional Services Co.   Fidelity Growth Company Fund                                    1,414,215
INVESCO Funds Group, Inc.                        INVESCO Value Trust Total Return Fund                             489,589
Putnam Management Company                        Putnam New Opportunities Fund                                     618,435
Franklin Templeton                               Templeton Foreign Fund                                            954,721
NationsBank of Texas, N.A.                       Nations Cash Reserves                                          91,948,554
Bankers Trust Company*                           Bankers Trust Pyramid Directed Account Cash Fund                2,609,515
Pactiv Corporation Thrift Plan*                  Participant loans receivable (interest rates ranging from
                                                     7.75% to 8.5%)                                              8,412,203


                                                             Total assets held for investment purposes




               Identity of Issue                                     Description of Asset                           Cost
----------------------------------------------   ---------------------------------------------------------     -------------
Pactiv Corporation*                              Pactiv Corporation common stock                               $  88,706,262
Tenneco Automotive Inc.                          Tenneco Automotive Inc. common stock                             55,842,495
El Paso Energy Company                           El Paso Energy common stock                                               (a)
Newport News Shipbuilding Inc.                   Newport News Shipbuilding Inc. common stock                               (a)
BZW Barclays Global Investors                    BZW Barclays Equity Index Fund                                            (a)
BZW Barclays Global Investors                    BZW Barclays U.S. Debt Market Index Fund                                  (a)
Fidelity Investment Institutional Services Co.   Fidelity Growth Company Fund                                              (a)
INVESCO Funds Group, Inc.                        INVESCO Value Trust Total Return Fund                                     (a)
Putnam Management Company                        Putnam New Opportunities Fund                                             (a)
Franklin Templeton                               Templeton Foreign Fund                                                    (a)
NationsBank of Texas, N.A.                       Nations Cash Reserves                                            91,948,554
Bankers Trust Company*                           Bankers Trust Pyramid Directed Account Cash Fund                          (a)
Pactiv Corporation Thrift Plan*                  Participant loans receivable (interest rates ranging from
                                                     7.75% to 8.5%)


                                                             Total assets held for investment purposes



                                                                                                                  Current
               Identity of Issue                                     Description of Asset                          Value
----------------------------------------------   ---------------------------------------------------------     -------------
Pactiv Corporation*                              Pactiv Corporation common stock                               $  42,470,703
Tenneco Automotive Inc.                          Tenneco Automotive Inc. common stock                              7,755,831
El Paso Energy Company                           El Paso Energy common stock                                       8,137,662
Newport News Shipbuilding Inc.                   Newport News Shipbuilding Inc. common stock                       5,822,081
BZW Barclays Global Investors                    BZW Barclays Equity Index Fund                                   67,891,099
BZW Barclays Global Investors                    BZW Barclays U.S. Debt Market Index Fund                          6,968,963
Fidelity Investment Institutional Services Co.   Fidelity Growth Company Fund                                    119,218,324
INVESCO Funds Group, Inc.                        INVESCO Value Trust Total Return Fund                            14,178,495
Putnam Management Company                        Putnam New Opportunities Fund                                    56,252,806
Franklin Templeton                               Templeton Foreign Fund                                           10,711,975
NationsBank of Texas, N.A.                       Nations Cash Reserves                                            91,948,554
Bankers Trust Company*                           Bankers Trust Pyramid Directed Account Cash Fund                  2,609,515
Pactiv Corporation Thrift Plan*                  Participant loans receivable (interest rates ranging from
                                                     7.75% to 8.5%)                                                8,412,203
                                                                                                               -------------

                                                             Total assets held for investment purposes         $ 442,378,211
                                                                                                               =============

*Indicated party in interest.
(a) Cost omitted for participant-directed investments.

                                                                     SCHEDULE II


                         PACTIV CORPORATION THRIFT PLAN


          SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999



                                                                                                                         In-Kind
                                                                                                         Purchase       Exchanges
           Identity of Party Involved                                Description                       Price(a)(c)         In(c)
-------------------------------------------------    ---------------------------------------------   -------------     -------------
Tenneco Automotive Inc., (formerly, Tenneco Inc.)    Tenneco Automotive Inc. common stock
                                                       (formerly, Tenneco Inc. common stock)         $    8,955,015    $  14,158,526
Bankers Trust Company                                Bankers Trust Pyramid Directed Account
                                                       Cash Fund                                         95,158,185               --



                                                                                                                       Cost of
                                                                                                      Selling         of Assets
           Identity of Party Involved                                Description                    Price(b)(c)         Sold
-------------------------------------------------    -------------------------------------------   -------------    -------------
Tenneco Automotive Inc., (formerly, Tenneco Inc.)    Tenneco Automotive Inc. common stock
                                                       (formerly, Tenneco Inc. common stock)       $   7,884,276    $  12,555,376
Bankers Trust Company                                Bankers Trust Pyramid Directed Account
                                                       Cash Fund                                      97,021,937       97,021,937


                                                                                                                      Costs of
                                                                                                      In-Kind          Assets
                                                                                                     Exchanges       Exchanged
           Identity of Party Involved                                Description                       Out(c)           Out
-------------------------------------------------    -------------------------------------------    ------------   -------------
Tenneco Automotive Inc., (formerly, Tenneco Inc.)    Tenneco Automotive Inc. common stock
                                                       (formerly, Tenneco Inc. common stock)        $  3,657,180   $   5,245,685
Bankers Trust Company                                Bankers Trust Pyramid Directed Account
                                                       Cash Fund                                              --              --


                                                                                                         Net
           Identity of Party Involved                                Description                    Gain (Loss)
-------------------------------------------------    -------------------------------------------   ------------
Tenneco Automotive Inc., (formerly, Tenneco Inc.)    Tenneco Automotive Inc. common stock
                                                       (formerly, Tenneco Inc. common stock)        $  (6,259,605)
Bankers Trust Company                                Bankers Trust Pyramid Directed Account
                                                       Cash Fund                                               --


(a) Purchase price equals cost of asset and includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.).

(b)  Selling price is net of expenses incurred in connection with transactions.

(c) Current value of asset on transaction date is equal to the purchase/selling price and in-kind exchanges in/out.


        NOTE: This schedule is a listing of series of transactions (for nonparticipant-directed investments) in the same security which exceed 5 percent of the market value of the Thrift Plan assets held on January 1, 1999.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pactiv Corporation Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.



                                        PACTIV CORPORATION THRIFT PLAN



Date: June 26, 2000                     /s/ RICHARD L. WAMBOLD
                                        ---------------------------------------
                                                   Richard L. Wambold
                                          President, Chief Executive Officer
                                               and Chairman of the Board

                                INDEX TO EXHIBIT


EXHIBIT
NUMBER                     DESCRIPTION
-------                    -----------
23                 Consent of Independent Public Accountants